NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST DECEMBER 31, 2003



Report of Votes of Shareholders (Unaudited)

A special meeting of shareholders of Neuberger Berman Advisers Management Trust Mid Cap Growth Portfolio (the Fund) was held on September 23, 2003. Upon completion of the acquisition of Neuberger Berman Inc. by Lehman Brothers Holdings Inc. (the Transaction), the management agreement between the Fund and Neuberger Berman Management Inc. NB Management, and the sub advisory agreement between NB Management and Neuberger Berman LLC automatically terminated. To provide for continuity of management, the shareholders of the Fund voted on the following matters, which became effective upon completion of the Transaction on October 31, 2003:

Proposal 1 To Approve a New Management Agreement between the Fund and NB Management

Votes For 25,792,430.266
Votes Against 744,229.244
Abstentions 1,932,532.508

Proposal 2 To Approve a New SubAdvisory Agreement between NB
Management and Neuberger Berman LLC


Votes For 25,672,818.500
Votes Against 796,968.458
Abstentions 1,999,405.060


Abstentions were counted as shares that were present and entitled to vote for purposes of determining a quorum and had a negative effect on the proposals.